BANCO ITAU HOLDING FINANCEIRA S.A.
                            and LOJAS AMERICANAS S.A.

                          DISCLOSURE OF A MATERIAL FACT


1. LOJAS AMERICANAS S.A. ("LASA") and BANCO ITAU HOLDING FINANCEIRA S.A. ("ITAU") announce an association for the purpose of creating a new financial institution. ITAU, through companies controlled by it, and LASA will constitute a new company ("New Company"), a financial institution with operations to be duly authorized by the Brazilian Central Bank, which will engage in the structuring and sale of financial products and services and the like for customers of Lojas Americanas, Americanas Express and Americanas.com, on an exclusive basis.

2. The New Company will also acquire LASA's sales promotion company, Facilita Servicos e Propaganda S.A. ("Facilita").

3. The equity of the New Company will be R$ 80 million, owned 50% by ITAU and 50% by LASA.

4. Brazilian consumer credit markets will be strengthened by this association between two major Brazilian groups, each of them leader in their markets and acknowledged for excellence of management and the value of their brand names.

5. This association will represent an opportunity to broaden and improve the range of financial products and services currently available to customers of LASA (such as Private Label cards, widely accepted co-branded credit cards, consumer credit, personal loans, insurance, extended product warranties and more), at the following points of sale:
     |X| at the Lojas Americanas and Americanas Express stores, through which over 1 million people pass each day in 19 Brazilian states plus the Federal District;
     |X| at Americanas.com, with approximately 110,000 products offered to its clients;
     |X| at Facilita sales promotion company, with a presence at all LASA's points of sale as well as having 20 strategically located stores of its own.

6. The New Company will be managed by a Board of Directors, the chairman of which will be nominated by ITAU and which will be assisted by an Operating Support Committee, comprised in equal parts by the two shareholders, aiming to ensure the development of the business. The Executive Board will be made up of professionals with wide experience in the New Society's field of activity and its management will be the responsibility of ITAU. The company will also have its own structure and staffing.

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7.   ITAU is the bank with the highest market capitalization in Latin America
     (R$ 44.1 billion on December 31, 2004). It relies on state-of-the-art technology, the knowledge over a wide range of sales channels and the excellence in the management of its financial activities. Its deep knowledge of and experience in consumer credit guarantee ITAU a highly competitive position in this market segment.

        As of 12/31/2004                     Amounts (R$ million)     Quantities
        Credit cards (*)                            5,162           10.7 million
        Consumer finance and personal loans         6,926            8.6 million
        Number of active customers                                  11.8 million
        ATMs                                                              21,150
        Branches and customer-site branches                                3,073
                (*) Includes values referring to the increase of the equity participation in Credicard Banco S.A.

8. LASA has a substantial presence in the Brazilian retail market under the "Lojas Americanas", "Americanas Express", "Americanas.com" and "Facilita" banners. LASA's customer relations already involve a significant number of transactions.

                                                        R$ 2.3 billion in 2003
        Consolidated Gross Revenue                    R$ 1.9 billion in 2004 (*)
        Lojas Americanas
        |X|      Gross Revenue (*)                           R$ 1.6 billion
        |X|      Flow of Customers                    1 million customers / day
        |X|      Number of Stores (**)                        158 units
        |X|      Sales Area                               295 thousand m2
        |X|      Number of Transactions     Over 110 million transactions / year
        |X|      POS Terminals                            Over 3 thousand
        Americanas.com
        |X|      Gross Revenue (*)                         R$ 274 million
        |X|      Number of Customers                 3 million customers / month
        Facilita
        |X|      Number of Own Stores                       20 units
                  (*) Accumulated from January to September 2004.
                  (**) Includes 35 new stores in 2004.

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9.   The New Company will manage the financial products to be offered to LASA's customers as well as the customers of any new points of sale that LASA may come to possess, estimated at 300 additional stores over the next 10 years.

10.  Implications for ITAU

     10.1. Reinforcement in the consumer credit segment, in line with its strategy of expansion in credit operations and focus on this particular segment;

     10.2. This operation will result in the consolidation of Taii's brand and the broadening of its distribution network, dedicated to the consumer credit segment;

     10.3. The association will strengthen ITAU's position in the retail finance market, and enable its experience in retail credit to help develop new forms of relationship with LASA's customers;

     10.4. The association implies a total investment of approximately R$ 240 million, including R$ 40 million of initial equity in the New Company and goodwill of R$ 200 million to be paid to LASA, of which R$ 100 million in cash, with the remaining R$ 100 million to be paid according to the achievement of its targets over an up to six year period;

     10.5. The results from the association are not expected to materially affect the results of ITAU during the first three years of operations.

11.  Implications for LASA

     11.1. The association will lead to greater circulation of customers through the LASA's stores and at Americanas.com, with a positive impact on sales, and offers an effective strategy for broadening the range and improving the conditions of the financial products and services it offers its customers.

     11.2. Operating synergies offer scope for productivity gains and a positive impact on LASA's results, not only via increased revenues but also by reducing and diluting costs and expenses.

     11.3. The association, and the incorporation of the New Company, imply additional resources totaling R$ 200 million for LASA, of which R$ 100 million cash payment to be received at a date to be agreed upon between the two parties, the remaining R$100 million to be received according to the achievement of targets over a period of up to six years. Additionally, LASA will invest R$ 40 million as its part of the equity of the New Company. It is not possible yet to estimate the effect of the association on the sales and the results of LASA.

     11.4. LASA's distribution network and knowledge of its customer basis coupled with ITAU's excellence and technology in the financial sector will result in an outstanding opportunity for selling financial products and services.

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12.  ITAU and LASA will proceed towards the signing of the final contracts and, once signed, will proceed to obtain the necessary approvals from the Central Bank and other pertinent authorities for the incorporation of the New Company. The association will be for an initial period of 20 years, and may be further extended. Operations are expected to commence in the second half of 2005.

13. For ITAU and LASA, this association is a reaffirmation of their commitment to the Brazilian market, with the certainty of increasing customer satisfaction and creating shareholder value.

                          Sao Paulo, February 28, 2005

ALFREDO EGYDIO SETUBAL                               ROBERTO MARTINS DE SOUZA
Investor Relations Director                          Investor Relations Director
BANCO ITAU HOLDING FINANCEIRA S.A.                   LOJAS AMERICANAS S.A.